Exhibit 3.1

Amendment to Amended and Restated Bylaws

Section 8.  Action Without a Meeting; Telephone Conference Meeting. Unless otherwise restricted by the Articles of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee designated by the Board of Directors, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, either originally or in counterparts, consent thereto in writing, which written consent may be given in the form of electronic mail or wireless transmission. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of Nevada.